UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 22, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2019 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

UBS

2019 full year and fourth quarter results
Investor update

January 21, 2020

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to performance targets, expectations and ambitions, as well as management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic or business initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS's most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at www.ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q19 report for more information.

Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved
Cover picture: © 2020 Christian Bluhm (all rights reserved)

UBS

1

Agenda

1 Sergio P. Ermotti, CEO

- 2019 highlights
- Strategic priorities
- 2020-2022 targets

2 Kirt Gardner, CFO

- 4Q19 results
- Segment performance
- Capital position

3 Q&A

UBS

2

2019 highlights

Delivered solid performance in mixed market conditions

- Net profit **4.3bn**, adjusted PBT **6.0bn**, diluted EPS **1.14**
- RoCET1 **12.4%** on increasing CET1 capital
- **49bn** NNM across GWM and AM
- Record invested assets GWM **2.6trn**; AM **0.9trn**
- **26bn** of net mandate sales; **9bn** invested assets in 100% SI mandates

Managed for efficiency and positioned for growth

- Operating expenses **(4%)** while investing for growth
- Delivered **>30bn** of LRD optimization
- Established strategic partnerships
- Deployed digital in key strategic areas

Generated capital and maintained balance sheet strength for all seasons

- Tangible book value per share **13.3**, **+6%**
- CET1 ratio **13.7%**, CET1 leverage ratio **3.9%**, tier 1 leverage ratio **5.7%**[1]
- Total payout ratio **80%**[2]

UBS

Numbers in USD unless otherwise indicated; 1 Going concern under Swiss SRB rules applicable as of 1.1.20; 2 2019 dividend accruals and buybacks divided by net profit

3

2019 macro context

Interest rates

31.12.19, YoY

- **(75bps)** Fed Funds target rate
- **(80bps)** 10-year Treasury yield
- **(45bps)** 10-year Bund yield

Equity markets

S&P 500

3,400
3,200
3,000
2,800
2,600
2,400
0
3,231
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20

Geopolitical uncertainty

Global economic policy uncertainty index[1]

350
300
250
200
150
100
50
0
Jan-00
Jan-05
Jan-10
Jan-15
Jan-20

Volatility

EUR/USD 3M implied volatility[2]
VIX[2]
400
350
300
250
200
150
100
50
0
Jan-00
Jan-05
Jan-10
Jan-15
Jan-20

UBS

1 www.policyuncertainty.com; 2 Indexed to 1.1.2000 = 100

4

Delivering competitive returns

Balancing growth, cost and capital efficiency to deliver attractive returns on deployable equity

Return on CET1 capital

FY19
3Q19 LTM[1]
12.4%
11.2%
JPM
BoA
MS
Citi
UBS
GS
BNPP
HSBC
CS
Barclays

	JPM	BoA	MS	Citi	UBS	GS	BNPP	HSBC	CS	Barclays
CET1 as % of tangible equity[2]	100%	97%	101%	93%	**74%[4]**	101%	95%	87%	93%	89%
2019 RoTE[3]	18.5%	14.9%	13.4%	12.1%	**9.0%**	10.6%	N/A	N/A	N/A	N/A
3Q19 LTM RoTE[1,3]	17.8%	15.1%	12.3%	11.6%	**8.3%**	11.4%	9.4%	8.1%	7.3%	3.8%

UBS

Figures in reporting currency with data based on most recent peer reporting. 1 Last twelve months; 2 Tangible equity attributable to shareholders; 3 Return on tangible equity attributable to shareholders; 4 The difference between UBS's 48bn tangible equity and 36bn CET1 capital as of 31.12.19 mainly reflects 6.1bn tax loss DTAs, 2.6bn dividend accruals, 1.7bn compensation-related components and 1.3bn unrealized gains from cash flow hedges

5

Integrated business model at the core of our strategy

Our clients

Entrepreneurs
Wealthy individuals
Global Family Office clients

Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs

Personal clients
Corporate clients
Institutional clients/banks

Institutional clients
Wholesale clients

GWM
IB
P&C
AM
IB
P&C
AM

Delivering as one firm

Holistic wealth management
Wealth in need of investment

Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending

Wealth growth and client shifts to GWM
Corporate & Institutional services
Real estate financing

Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS

6

2020-2022 priorities

I Elevate our world leading **Global Wealth Management** franchise to drive higher margins and **10-15% PBT growth p.a.**

II **Improve returns** in the **Investment Bank** by further optimizing resources and collaboration

III Capitalize on our differentiated client offering in **Asset Management** for further **growth, performance** and **scale**

IV Grow profits in **Personal & Corporate Banking** through **digital** initiatives, **services** and **efficiency**

V Deliver more as **one firm** for our clients

VI Drive improvements in firmwide **operating efficiency** to fund growth and enhance returns

VII Maintain attractive **capital return profile** through dividends and buybacks

UBS

7

Global Wealth Management

Well positioned for further growth

World-leading wealth manager

#1 Private Banking Services Overall[1]

2.6trn invested assets (31.12.19)

30% RoATE (FY19)

In 2019 we have…

…attracted >45bn of net new money from UHNW clients

…grown loans

…improved mandate penetration

Invested assets (bn)
2,260
2,635
Loans (bn)
175
179
Mandate penetration (% of invested assets)
33.6%
34.3%
31.12.18
31.12.19

UBS Numbers in USD and adjusted unless otherwise indicated; 1 Euromoney, 2019

8

Uniquely positioned to provide solutions that matter to our clients

Changing clients needs

Digital everything	~70% of investors prefer **hybrid models** over a traditional advice model
Search for yield	USD ~800bn new capital flowed into **private markets** in 2018
Need for financing	>2/3 of entrepreneur wealth is **illiquid and/or in their business**
Thematic approach	~60% of family offices have adopted **thematic investing**
Sustainable investing	>80% of investors are interested in **sustainable investing**

>80%
consider advice as a top priority in wealth management relationship

UBS
Source: UBS Investor Watch on the Year Ahead, November 2019; UBS Global Family Office Report 2019; UBS Market Sizing; E&Y
9

GWM – Elevate our franchise to new heights

Taking Global Wealth Management into the next decade

Our priorities

1 Tailored client coverage

- **Expand GFO** further leveraging IB/AM integration
- **Align UHNW** to regional business units
- A more focused and enhanced offering for our **HNW** franchise
- **Roll out modular solutions tailored** to clients with less complex day-to-day needs

1
2
3

2 Get closer to clients

- **Accelerate** decision making and time to market
- **Empower** our regions while keeping global benefit
- Increase time spent with **clients**
- Relentless focus on **client outcomes**

3 Expand product offering and become ever more efficient

- Expand strategic **partnerships** with IB and AM
- Extend industry **leadership** in content and solutions
- Optimize **processes** front-to-back to increase client advisor productivity

UBS
10

GWM – Driving profitable growth

Aiming for higher pre-tax margins; maintain 10-15% PBT[1] growth target 2020-2022

Pre-tax margin
20.1%
21.3%
FY18
FY19
Ambition

Pre-tax profit
bn
3.3
3.5
FY18
FY19
Target

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 Reported

11

IB – Improve returns by further optimizing resources

In 2020 we expect returns of around 11% with further improvements through 2022

- #1 Global Equity Research House, for the 3rd year in a row[1]
- Top 3 Global FX dealer[2]
- #1 in APAC and EMEA equities[3]
- Best Investment Bank in China, Hong Kong and Singapore[4]

Return on attributed equity

~13.7%
11.2%
12.9%
8.6%
Average FY13-FY19[5]
FY17
FY18
FY19
Ambition

Our priorities

Profitable growth and strong returns

- Maintain a capital-light strategy with best-in-class revenues/ RWA and revenues/ LRD metrics
- Global Markets reorganization to further improve efficiency of cost and balance sheet usage

Deliver market-leading capabilities to clients

- Expand Global Family Office coverage from 600 to 1,500 clients
- Build on momentum in Private Financing Markets Group
- Explore further partnerships with other banks to create scale

Digital Investment Bank

- Leverage scale and leading position in FX and Equities to capture further market share in electronic execution
- Drive the use of machine learning and AI in algo routing and trading capabilities in FX and Equities
- Use alternative data to provide better advice to clients, including Research and Evidence Lab

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 Institutional Investor; 2 Greenwich Associates; 3 Coalition; 4 Global Finance Magazine; 5 Adjusted returns estimated pro-forma for revised methodology for equity attribution and Corporate Center allocations; 2014 return excludes litigation

12

IB – Collaborating with GWM

Leveraging our institutional capabilities for GWM clients

Global Family Office

Revenues, illustrative

+15% CAGR[1]
IB
GWM
Year 0
(prior to GFO onboarding)
Year 3
(3rd year of GFO coverage)

Number of clients

~600
~1,500
Current
Going forward

Financing

Loan volumes

20bn p.a.
GWM loan growth ambition
179
31.12.19
Illustrative
Illustrative

- Increase coverage through single financing team
- Expand eligible collateral types
- Risk management by IB

Global Capital Markets

GWM product experts
IB product experts

- Improved access to product specialists
- Broaden product shelf
- Support client investment strategies and deployment of thematic topics

UBS Numbers in USD unless otherwise indicated; 1 Average UBS revenues from clients introduced to GFO coverage since 2014

13

Expand our offering and capabilities in areas where we have a leading position

36% growth in top-quartile Lipper-ranked funds[1]

39bn SI-focused invested assets, FY19

Profit before tax
m

482
565
FY18
FY19

+17%
PBT growth

Invested assets
bn

781
903
FY18
FY19

All time high
invested assets

Our priorities

Capitalize on our strengths in fast-growing areas

- Extend leading position in sustainable investing
- Leverage expertise in private markets and alternatives
- Continue innovation and leverage scale in passive
- Build on leading position in China and key markets in Asia

Position as partner of choice for clients

- Deliver superior solutions across breadth of global capabilities
- Expand strategic partnerships with wholesale clients
- Intensify collaboration, in particular with GWM

Continue disciplined execution

- Build on strong investment performance momentum
- Drive operational excellence to increase efficiency and scale

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 Thomson Reuters Lipper Investment Management 3-year performance as of end 2019 vs. end of 2018. Based on mutual funds registered for sale in the "MSCI Europe Developed Markets Universe"; Excludes institutional funds, insurance funds, ETFs, pension trusts, money market, passive funds, hedge funds, and commodity funds. Covers ~55% of UBS AM's active fund AuM (ex MM)

14

AM – Collaborating with GWM

Bringing a more competitive offering to our clients

First in the industry to reduce management fees for SMAs to zero

Market for SMAs[1] and UMAs[2]

13%
CAGR[3]
2013
2018

SMA pricing

Previously
Going forward
Management fee
Advisory fee

→ Expecting multi-billion inflows in 2020

UBS

Numbers in USDbn unless otherwise indicated; 1 Separately Managed Accounts; 2 Unified Managed Accounts; 3 Cerulli Associates, based on 2018 figures

15

P&C – Grow profits through digital initiatives, services and efficiency

Growing non-interest income and improving efficiency to deliver steady profit growth

+5%

YoY PBT growth[1]
FY19 vs. FY18

18%

Return on attributed equity[1]
FY19

#1

digital penetration amongst large Swiss Banks, 2018

>1k

net new clients onboarded via our new, market-leading Digital Corporate Bank
FY19

75%

of Personal Banking clients are paperless FY19

19bn

business volume referred to/from other business divisions
FY19

Our priorities

Expand digital lead

- Enhance digital usage and grow market share
- Leverage data and analytics for targeted client offering

Improve cost efficiency

- Streamline, digitize and automate processes
- Capitalize on shared branch network and IT platform synergies with GWM

Grow profits in negative rate environment

- Expand market-leading digital platform-based businesses
- Broaden advisory solutions and product offering

UBS

Numbers in CHF and adjusted unless otherwise indicated; 1 Excl. litigation and CHF 73m fee paid to GWM in 4Q19 related to the shift of CHF 5bn in client assets and CHF 1bn in loans from GWM to P&C

16

Funding growth and adapting our operating model to meet new regulatory requirements

Operating expenses

(0.9bn)
24.2
Investments
0.4
Saves
0.3
0.5
0.1
0.1
23.3
FY18
FY19
(2.7bn)
26.0
Investments
1.5
Saves
0.3
0.9
0.6
0.6
23.3
FY15
Cost saves net of investments
Variable compensation[1]
Litigation
Regulatory costs
FX and other
FY19

UBS All numbers in USDm unless otherwise indicated; 1 Including FA variable compensation

17

Driving efficiency to fund growth and enhance returns

Expect to keep total costs flat in 2020, excluding variable compensation and litigation

Our priorities

Processes and platforms	› Process re-engineering and automation › Consolidating platforms across business divisions › Leverage tech to rationalize infrastructure
Organization	› Nearshoring and insourcing › Streamlining and delayering
Capital management	› Allocate capital and resources to highest growth opportunities › Continue to drive RWA and LRD optimization

Cost/income ratio
79.5%
78.9%
FY18
FY19
Target

>30bn

of LRD optimization

in FY19

UBS All numbers in USD and adjusted unless otherwise indicated

18

Creating scale through partnerships

Realizing the benefits of our partnerships while exploring selected new opportunities

Broadridge
GWM platform utility, US

1.4trn
Invested assets in GWM Americas

Fondcenter
Clearstream partnership

Top 2
B2B fund distribution platform globally

Banco do Brasil
IB partnership, LatAm

35bn
2018 total LatAm fee pool in M&A, ECM and DCM[1]

Sumitomo Mitsui Trust Holdings, Inc.
GWM partnership, Japan

16trn
Japan private financial wealth as of 31.12.18[2]

Numbers in USD and adjusted unless otherwise indicated; 1 ANBIMA, CVM, Dealogic and Thomson Financial; 2 BCG Global Wealth Report 2019

UBS 19

6% CAGR in TBVPS + dividends since 2011

Generated 28bn of CET1 capital since 2011, of which >2/3 returned to shareholders

Capital generation
bn
10.5
Cumulative litigation
19.1
Cumulative capital returns to shareholders[1]
8.7
CET1 capital build since 2011
26.9
31.12.11 CET1 capital
31.12.11
31.12.19

19bn

capital returned to shareholders since 2011[1]

TBVPS + cumulative cash dividend per share
6% CAGR
4.2
Cumulative cash dividends per share
13.3
Tangible book value per share (TBVPS)
11.0
31.12.11
31.12.19

US peers[2]: **7%** CAGR
European peers[3]: **2%** CAGR

UBS

Numbers in USD for UBS as of 4Q19 and in local currency for peers; 1 Includes dividend accruals and buybacks for FY19; 2 Bank of America, Citi, Goldman Sachs, JPMorgan, Morgan Stanley. US peers as of 31.12.19; 3 Barclays, BNP, Credit Suisse, Deutsche Bank, HSBC, Julius Baer and Standard Chartered. European peers excluding Julius Baer as of 30.9.19, Julius Baer as of 30.6.19

20

Continuing to deliver attractive capital returns

Pacing growth in dividends to free up capacity for incremental buybacks

2019

80%

total payout ratio[1]

USD 0.73

ordinary dividend per share proposed for the financial year 2019

USD 0.8bn

of shares bought back

2020-2022

Maintaining an attractive capital return profile

Capital return policy

- Increase **dividend** per share by 1 cent per year
- Return incremental capital through **buybacks**

2020 buy-back

- Expect to repurchase USD **450m** of shares during 1H20
- Will assess further buybacks in 2H20, considering business conditions and any idiosyncratic developments

UBS

Numbers in USD unless otherwise indicated; 1 2019 dividend accruals and buybacks divided by net profit

21

2020-2022 targets and guidance

Group returns	**12-15%** return on CET1 capital (RoCET1)
Cost efficiency	Positive operating leverage and **75-78%** cost/income ratio
Growth	**10-15%** PBT growth in GWM
Capital allocation	**Up to 1/3** of Group RWA and LRD in IB
Capital guidance	**~13%** CET1 capital ratio **~3.7%** CET1 leverage ratio

UBS

Numbers as reported

22

2020-2022 priorities

2020-2022
RoCET1 12-15%

I Elevate our world leading **Global Wealth Management** franchise to drive higher margins and **10-15% PBT growth p.a.**

II **Improve returns** in the **Investment Bank** by further optimizing resources and collaboration

III Capitalize on our differentiated client offering in **Asset Management** for further **growth, performance** and **scale**

IV Grow profits in **Personal & Corporate Banking** through **digital** initiatives, **services** and **efficiency**

V Deliver more as **one firm** for our clients

VI Drive improvements in firmwide **operating efficiency** to fund growth and enhance returns

VII Maintain attractive **capital return profile** through dividends and buybacks

UBS

23

4Q19 net profit USD 722m

Best 4Q adjusted PBT since 2010

+30%
478
533
1,011
298
7
1,316
104
1,212
4Q18 PBT
Litigation
4Q18 PBT excl. litigation
Operating income
Operating expenses excl. litigation
4Q19 PBT excl. litigation
Litigation
4Q19 PBT

928m Reported PBT

0.19 Diluted EPS

8.2% Reported RoCET1

82.8% cost/income ratio

UBS Numbers in USD and adjusted unless otherwise indicated

24

Global Wealth Management

Positive momentum across transactions, invested assets and loans

Profit before tax
m
Excl. litigation
808
302
873
886
919
834
787
Operating income
m
4,028
4,003
4,057
4,142
4,150
Invested assets
End of period, bn
2,260
2,432
2,486
2,502
2,635
Mandate volume
bn
759
824
854
861
903
Loans
bn
175
174
176
176
179
Cost/income ratio
%
Excl. litigation
92.2
78.2
78.1
77.7
80.8
4Q18
1Q19
2Q19
3Q19
4Q19

PBT +3% excl. litigation, (6%) excl. litigation and 75m fee from P&C[1]

Operating income +1% excl. fee from P&C[1], with double-digit growth in transaction-based income offsetting lower NII and recurring net fee income

Invested assets +133bn or +5% QoQ; (4.7bn) NNM

Mandate volume up 42bn QoQ as market performance more than offset (0.6bn) net mandate sales; positive net inflows in discretionary mandates

Loan balances up on net new loans, driven by the Americas

Operating expenses (10%) on lower litigation; +3% excl. litigation, or flat excl. certain regulatory-related and other non-recurring expenses

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 In 4Q19 GWM received a fee of USD 75m from P&C related to the shift of 5bn in client assets and 1bn in loans from GWM to P&C

25

Global Wealth Management

Revenues +3%; 4Q19 invested asset growth to benefit 1Q20

Recurring net fee income

Invested assets, bn
+5%
2,260
2,432
2,486
2,502
2,635
2,374
2,218
2,315
2,371
2,354
4Q18 1Q19 2Q19 3Q19 4Q19

- YoY decline reflecting margin pressure from product mix shift
- Recurring fee margin impacted by invested asset base growing during the quarter
- 4Q19 invested asset growth to benefit 1Q20

Net interest income

1,028
1,009
966
979
993
4Q18 1Q19 2Q19 3Q19 4Q19

- QoQ increase reflects higher lending volumes and reduced interest paid to central banks, which more than offset the impact from lower USD rates

Transaction-based income

627
765
764
741
789
4Q18 1Q19 2Q19 3Q19 4Q19

- +14% excl. 75m fee from P&C[1], with increases across all regions
- Particularly strong performance in structured products and investment funds

Numbers in USDm and adjusted unless otherwise indicated; 1 In 4Q19 GWM received a fee of USD 75m from P&C related to the shift of 5bn in client assets and 1bn in loans from GWM to P&C

26

Personal & Corporate Banking (CHF)

Strong 4Q and FY PBT growth; record FY NNBV

Profit before tax
Cost/income ratio
Operating income
+2%
303
389
391
360
309
66%
59%
59%
59%
65%
916
954
957
914
868
247
282
286
283
189
515
491
500
495
494
157
155
159
155
164
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
4Q18
1Q19
2Q19
3Q19
4Q19

PBT +2%, or +11% excl. 73m fee paid to GWM[1] in 4Q19 and 41m of litigation expenses in 4Q18, on strong operating leverage

FY19 PBT +5%[1] excl. litigation

Operating expenses (9%), mainly on lower litigation, real estate and regulatory costs; cost/income 59%[1] in FY19

Operating income +3%[1], mainly driven by lower CLE

Non-interest income (12%); +5%[1], on growing volumes and higher client activity; record FY transaction-based income[2]

Net interest income (4%) YoY as lower investment of equity and higher TLAC funding costs were partly offset by reduced interest paid to central banks; flat QoQ. NIM 149bps in 4Q19 and 150bps in FY19

2.8% net new business volume growth[3]; record 4.7% in FY19

37k net new clients in Personal Banking and 1k net new Digital Corporate Banking clients in FY19

UBS

Numbers in CHFm and adjusted unless otherwise indicated; 1 Excl. USD 75m (CHF 73m) fee paid by P&C to GWM related to the shift of 5bn in client assets and 1bn in loans from GWM to P&C; 2 Since 2008; 3 Personal Banking, annualized

27

Asset Management

Exceptionally strong results; fifth consecutive quarter of YoY PBT growth; best FY since 2015

Profit before tax
+48%
126
109
135
135
187
Cost/income ratio
73%
76%
72%
71%
66%
Operating income
468
28
440
446
27
419
475
23
452
465
14
452
551
96
455
Net management fees
Performance fees
Invested assets
End of period, bn
781
824
831
858
903
4Q18
1Q19
2Q19
3Q19
4Q19

PBT +48% on higher performance fees and net management fees; FY19 PBT +17%

Positive operating leverage with costs up 7% on 18% higher operating income

Performance fees +68m, reflecting strong investment performance in a constructive market environment along with annual fee recognition in Equities and Hedge Fund Businesses

Net management fees +4% reflecting higher average invested assets, more than offsetting margin pressure

Invested assets +45bn QoQ, NNM 4.6bn excl. money markets (MM); (0.4bn) incl. MM

FY19 NNM 12.6bn excl. MM, 17.8bn incl. MM with inflows led by Equities and GWM

UBS

Numbers in USDm and adjusted unless otherwise indicated

28

Investment Bank

Revenues +11%, costs (3%) and resource usage down QoQ

Profit before tax
(5)
221
440
203
198
Cost/income ratio
99%
86%
79%
88%
88%
Operating income
1,521
460
302
776
1,765
451
454
883
2,071
742
391
940
1,752
532
382
838
1,681
543
352
792
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
4Q18
1Q19
2Q19
3Q19
4Q19

RoAE of 6.4% on 12.3bn average attributed equity

Operating expenses (3%), or (7%) excluding litigation, on lower personnel expenses; 4Q19 UK bank levy 46m

CCS +18%, outperforming global fee pools with increases across Advisory, ECM and DCM

FRC +16%, with increase in Rates & Credit, partly offset by lower FX revenues; +41% excluding 53m revenues for rebalancing the Group's currency exposure in 4Q18

Equities +2% on higher Derivatives revenues

RWA 81bn, (8bn) QoQ and (12bn) YoY
LRD 293bn, (7bn) QoQ and +10bn YoY

UBS Numbers in USDm and adjusted unless otherwise indicated

29

Cost efficiency

Funding investments with saves to keep total costs flat in 2020

24,222
23,312
Illustrative
~stable fixed cost base
2018 operating expenses
2019 operating expenses
Gross cost saves
Investments and regulatory costs
Performance-based compensation[1]
Litigation[2]
Projected 2020 operating expenses

UBS

Numbers in USDm unless otherwise indicated; 1 Incl. FA variable compensation; 2 165m in FY19

30

Capital and leverage ratios

Total loss-absorbing capacity (TLAC)
89.6
Gone concern loss-absorbing capacity
37.8
AT1
16.3
Going concern capital
CET1
35.6
31.12.19
1.1.20 requirements[1,2]
RWA
TLAC including 2019 rebate and Tier 2-related reduction[2]
24.3%
Going concern
13.9%
CET1[3]
9.6%
34.6%
14.6%
6.3%
13.7%
Capital ratio
RWA
259bn
LRD
9.8%
4.1%
1.8%
3.9%
Leverage ratio
LRD
911bn
8.6%
4.9%
3.4%

Guidance: ~13%

Expect CET1 capital ratio to stay within a +/- 30bp band around 13% or **between 12.7% and 13.3%**

Guidance: ~3.7%

Expect CET1 leverage ratio **generally to be above 3.7%**

UBS

Numbers in USDbn unless otherwise indicated; 1 Excluding countercyclical buffers; 2 Refer to the "Recent developments" section in the 4Q19 report for information on rules on gone concern capital in Switzerland, effective 1.1.20; 3 Lower add-on for marketshare applied from 4Q19, leading to a 0.36% lower RWA requirement and a 0.125% lower LRD requirement

31

UBS at a glance

Outstanding client franchises

- Clients are at the center of everything we do
- Uniquely positioned as the only truly global wealth manager and with a portfolio of leading franchises
- Strong brand, great talent and relevant to our clients

Managing for growth and efficiency

- Investing for growth while remaining disciplined on costs
- Optimize for evolving operating environment
- Digital is central to delivering innovation for clients, growing and efficiency
- Generating greater efficiencies through scale and process optimization
- Delivering UBS as a firm locally

Balance sheet strength for all seasons

- Maintaining a balance sheet for all seasons to support a durable business model and be the partner of choice
- Disciplined resource usage; focus on sustainable growth
- Prudent deployment of risk with a focus on post-stress resilience
- Capital efficient business model
- Attractive capital returns

Leading to strong financial performance

UBS

33

UBS Group AG results (consolidated)

	FY18	FY19	4Q18	1Q19	2Q19	3Q19	4Q19
Total operating income	30,213	28,889	6,972	7,218	7,532	7,088	7,052
Total operating expenses	24,222	23,312	6,492	5,672	5,773	5,743	6,124
Profit before tax as reported	5,991	5,577	481	1,546	1,759	1,345	928
of which: adjusting items	(72)	(458)	3	(31)	(28)	(114)	(284)
of which: net restructuring expenses[1]	(561)	(284)	(188)	(31)	(39)	(69)	(146)
of which: gain related to changes to the Swiss pension plan	241						
of which: gains related to investments in associates	460		460				
of which: gains on sales of subsidiaries, businesses and real estate	57						
of which: net gains / (losses) from properties held for sale		(29)					(29)
of which: FCT gains/(losses) from the disposal of subsidiaries		(35)			10	(46)	
of which: remeasurement loss related to UBS Securities China	(270)		(270)				
of which: impairment of goodwill		(110)					(110)
Adjusted profit before tax	6,063	6,035	478	1,577	1,787	1,459	1,212
of which: litigation (expenses)/releases	(657)	(165)	(533)	8	(4)	(65)	(104)
of which: bank levy (expenses)/releases	(60)	(41)	(87)	(15)	32	4	(61)
Tax expense/(benefit)	1,468	1,267	165	407	366	294	200
of which: current tax expenses	1,044	791	395	170	209	229	183
Net profit attributable to shareholders	4,516	4,304	315	1,141	1,392	1,049	722
Diluted EPS (USD)	1.18	1.14	0.08	0.30	0.37	0.28	0.19
Effective tax rate	24.5%	22.7%	34.4%	26.3%	20.8%	21.9%	21.6%
Reported return on CET1 capital	13.1%	12.4%	3.7%	13.3%	16.0%	12.1%	8.2%
Adjusted cost/income ratio	79.5%	78.9%	92.2%	77.9%	76.1%	79.1%	82.8%
Total book value per share (USD)	14.3	15.1	14.3	14.5	14.5	15.5	15.1[2]
Tangible book value per share (USD)	12.5	13.3	12.5	12.7	12.7	13.7	13.3[2]

UBS

Numbers in USDm unless otherwise indicated. 1 Expect to incur restructuring expenses of ~200m in 2020, with the majority incurred in 1H20; 2 QoQ decrease driven by the derecognition of a 2bn Swiss pension plan net surplus, which had no impact on CET1 capital

34

GWM regional timeseries

		FY18	FY19	4Q18	1Q19	2Q19	3Q19	4Q19
Americas	Operating income	9,138	9,058	2,304	2,170	2,272	2,322	**2,294**
	Operating expenses	7,798	7,760	2,019	1,838	1,904	1,980	**2,039**
	Profit before tax	1,340	1,297	284	333	367	342	**255**
	Cost/income ratio	85%	85%	88%	85%	84%	85%	**88%**
	Invested assets (bn)	1,200	1,403	1,200	1,298	1,321	1,334	**1,403**
	Loans, gross (bn)	59.5	62.5	59.5	59.2	60.1	60.7	**62.5**
	Advisors (FTE)	6,850	6,549	6,850	6,790	6,689	6,627	**6,549**
APAC	Operating income	2,387	2,220	496	582	554	567	**517**
	Operating expenses	1,572	1,646	410	397	415	397	**437**
	Profit before tax	815	574	86	185	139	171	**79**
	Cost/income ratio	66%	74%	83%	68%	75%	70%	**85%**
	Invested assets (bn)	357	450	357	405	411	420	**450**
	Loans, gross (bn)	42.3	43.1	42.3	42.5	42.3	42.6	**43.1**
	Advisors (FTE)	1,138	1,041	1,138	1,136	1,108	1,068	**1,041**
EMEA	Operating income	3,579	3,414	844	873	841	847	**853**
	Operating expenses	2,917	2,462	1,006	638	607	598	**619**
	Profit before tax	662	952	(162)	235	234	248	**234**
	Cost/income ratio	81%	72%	118%	73%	72%	71%	**73%**
	Invested assets (bn)	500	552	500	514	530	524	**552**
	Loans, gross (bn)	37.5	37.1	37.5	37.2	37.4	36.4	**37.1**
	Advisors (FTE)	1,837	1,660	1,837	1,797	1,758	1,691	**1,660**
Switzerland	Operating income	1,617	1,583	384	386	397	402	**399**
	Operating expenses	1,001	997	279	249	250	237	**261**
	Profit before tax	615	586	105	137	146	164	**138**
	Cost/income ratio	62%	63%	73%	64%	64%	59%	**65%**
	Invested assets (bn)	200	228	200	212	221	221	**228**
	Loans, gross (bn)	35.0	36.0	35.0	34.8	36.0	35.9	**36.0**
	Advisors (FTE)	737	727	737	741	740	732	**727**
o/w Global UHNW[1]	Operating income	3,065	2,972	736	721	735	765	**750**
	Operating expenses	2,241	2,321	597	555	585	582	**600**
	Profit before tax	824	651	139	167	151	184	**150**
	Cost/income ratio	73%	78%	81%	77%	80%	76%	**80%**
	Invested assets (bn)	626	772	626	686	707	720	**772**
	Advisors (FTE)	1,076	1,042	1,076	1,100	1,101	1,068	**1,042**

UBS

Numbers in USDm and adjusted unless otherwise indicated; excluding minor functions with 101 advisors, USD 3bn of invested assets, USD 0.6bn of loans and USD 0.1bn of net new money outflows in 4Q19; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients and advisors being moved into and out of Global UHNW

35

Global Wealth Management

	4Q19				FY19	
	Profit before tax m	Cost/income ratio	Invested assets bn	Net new money bn	Net new money bn	Net new money annualized growth
Americas	255	88%	1,403	(9.0)	(17.4)	(1.4%)
APAC	79	85%	450	3.1	31.4	8.8%
EMEA	234	73%	552	(0.0)	10.5	2.1%
Switzerland	138	65%	228	1.3	7.5	3.7%
o/w Global UHNW[1]	150	80%	772	8.5	40.4	6.4%

UBS

Numbers in USD and adjusted unless otherwise indicated; excluding minor functions with 101 advisors, 3bn of invested assets, 0.6bn of loans and 0.1bn of net new money outflows in 4Q19; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients and advisors being moved into and out of Global UHNW

36

Invested assets composition

Global Wealth Management
%

2,635bn
Other[1]
11
Mutual funds
30
Cash & MM instruments[2]
12
Bonds
13
Equities
34
9
2
8
10
70
Other
GBP
CHF
EUR
USD
Asset class
Currency

Asset Management
%

903bn
Hedge Fund Businesses, Real Estate & Private Markets
14
Multi Assets & Solutions
17
Fixed Income
28
Equities
41
11
7
24
14
44
Other
GBP
CHF
EUR
USD
Asset class
Currency

UBS Numbers in USD unless otherwise indicated; 1 Mainly alternative investments and structured products; 2 Including fiduciary investments

37

Corporate Center

4Q18
1Q19
2Q19
3Q19
4Q19
Profit before tax
(248)
(17)
(65)
(160)
(273)

- PBT of (189m) excluding (47m) from accounting asymmetries, (34m) from hedge accounting ineffectiveness and 3m of litigation expenses
- Expecting quarterly Corporate Center PBT of ~(200m) excluding accounting asymmetries, hedge accounting ineffectiveness and litigation

UBS Numbers in USDm and adjusted unless otherwise indicated

Swiss SRB leverage ratio requirements

UBS leverage ratio balance

1.1.20 requirements[1]

8.58% TLAC including 2019 rebate and Tier 2-related reduction

Gone concern 4.9% requirement subject to a rebate of up to 1.9 percentage points based on improved resolvability

- FINMA granted a rebate on the gone concern requirement of 42.5% of the maximum rebate in 2019, equivalent to 0.80 percentage points reduction for the LRD-based requirement

FINMA also granted a 0.38 percentage point reduction as of 1.1.20 for using Tier 2 instruments to meet the gone concern requirement

4.88% going concern

Going concern requirement of 4.9% must be met with a minimum of 3.4% CET1 capital and a maximum of 1.5% high-trigger AT1 capital

- Any going concern-eligible capital above this limit can be counted towards the gone concern requirement, subject to re-classification of the corresponding instrument(s) to gone concern

3.38% CET1[2]

9.84%
3.39%
0.76%
1.79%
3.90%
4.14% gone concern
TLAC-eligible debt
T2 instruments
AT1 capital
CET1 capital
5.69% going concern
31.12.19
LRD 911bn

TLAC-eligible senior unsecured debt 3.33% (30.3bn)
Non-Basel III-compliant tier 2 capital 0.06% (0.5bn) qualifies as gone concern instruments until one year prior to maturity[1]

Tier 2 instruments 0.76% (6.9bn) qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility

AT1 capital 1.79% (16.3bn)

- 1.52% (13.9bn) high-trigger AT1, of which 2.0bn employee deferred contingent capital plan (DCCP)
- 0.26% (2.4bn) low-trigger AT1 which can be counted towards going concern capital up to the first call date

UBS

Numbers in USD unless otherwise indicated; 1 Refer to the "Recent developments" section in the 4Q19 report for information on newly adopted rules on gone concern capital in Switzerland; 2 Lower add-on for marketshare applied from 4Q19, leading to a 0.36% lower RWA requirement and a 0.125% lower LRD requirement

39

4Q19 reported and adjusted performance

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]

	For the quarter ended 31.12.19					
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage-ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,150	881	551	1,681	(211)	7,052
of which: net gains / (losses) from properties held for sale					*(29)*	*(29)*
Operating income (adjusted)	4,150	881	551	1,681	(182)	7,080
Operating expenses as reported	3,384	571	371	1,703	95	6,124
of which: personnel-related restructuring expenses[4]	*0*	*0*	*1*	*81*	*32*	*114*
of which: non-personnel-related restructuring expenses[4]	*0*	*0*	*1*	*2*	*28*	*32*
of which: restructuring expenses allocated from Corporate Center[4,5]	*21*	*3*	*5*	*28*	*(57)*	*0*
of which: impairment of goodwill				*110*		*110*
Operating expenses (adjusted)	3,363	567	365	1,483	91	5,868
of which: net expenses for litigation, regulatory and similar matters[6]	*47*	*0*	*0*	*55*	*3*	*104*
Operating profit / (loss) before tax as reported	766	310	180	(22)	(306)	928
Operating profit / (loss) before tax (adjusted)	787	314	187	198	(273)	1,212

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations; 2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to "Note 2 Segment reporting" in the "Consolidated financial statements" section of our 1Q19 report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period; 3 Corporate Center operating expenses presented in this table are after service allocations to business divisions; 4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives; 5 Prior periods may include allocations (to)/ from other business divisions; 6 Reflects the net increase in/ (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to "Provisions and contingent liabilities" in the "Consolidated financial information" section of our 4Q19 report for more information. Also includes recoveries from third parties (USD 1m).

UBS

40

FY19 reported and adjusted performance

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]

	For the year ended 31.12.19					
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	16,353	3,715	1,938	7,269	(385)	28,889
of which: net foreign currency translations losses[4]					*(35)*	*(35)*
of which: net gains / (losses) from properties held for sale					*(29)*	*(29)*
Operating income (adjusted)	16,353	3,715	1,938	7,269	(321)	28,953
Operating expenses as reported	12,955	2,274	1,406	6,485	192	23,312
of which: personnel-related restructuring expenses[5]	*0*	*0*	*6*	*84*	*113*	*203*
of which: non-personnel-related restructuring expenses[5]	*0*	*0*	*7*	*7*	*68*	*81*
of which: restructuring expenses allocated from Corporate Center[5]	*69*	*17*	*20*	*77*	*(183)*	*0*
of which: impairment of goodwill				*110*		*110*
Operating expenses (adjusted)	12,887	2,257	1,373	6,208	194	22,918
of which: net expenses for litigation, regulatory and similar matters[6]	*135*	*0*	*0*	*53*	*(23)*	*165*
Operating profit / (loss) before tax as reported	3,397	1,441	532	784	(577)	5,577
Operating profit / (loss) before tax (adjusted)	3,466	1,458	565	1,061	(515)	6,035

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations. 2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to "Note 2 Segment reporting" in the "Consolidated financial statements" section of our 1Q19 report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period. 3 Corporate Center operating expenses presented in this table are after service allocations to business divisions. 4 Related to the disposal of foreign branches and subsidiaries. 5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives. 6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to "Provisions and contingent liabilities" in the "Consolidated financial information" section of our 4Q19 report for more information. Also includes recoveries from third parties of (USD 11m)

UBS
41

Regional performance – 4Q19

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		4Q18	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18	4Q19	4Q18	4Q19
Operating income	GWM	2.3	2.3	0.5	0.5	0.8	0.9	0.4	0.4	0.0	0.1	4.0	4.2
	P&C	-	-	-	-	-	-	0.9	0.9	-	-	0.9	0.9
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	-	0.5	0.6
	IB	0.6	0.6	0.3	0.4	0.5	0.5	0.2	0.1	(0.0)	(0.0)	1.5	1.7
	CC	-	-	-	-	-	-	-	-	(0.2)	(0.2)	(0.2)	(0.2)
	Group	3.0	3.0	0.9	1.1	1.4	1.5	1.7	1.6	(0.2)	(0.1)	6.8	7.1
Operating expenses	GWM	2.0	2.0	0.4	0.4	1.0	0.6	0.3	0.3	0.0	0.0	3.7	3.4
	P&C	-	-	-	-	-	-	0.6	0.6	-	-	0.6	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.4
	IB	0.5	0.5	0.4	0.4	0.6	0.5	0.1	0.1	(0.1)	0.0	1.5	1.5
	CC	-	-	-	-	-	-	-	-	0.1	0.1	0.1	0.1
	Group	2.6	2.6	0.9	0.9	1.6	1.2	1.1	1.0	0.1	0.1	6.3	5.9
Profit before tax	GWM	0.3	0.3	0.1	0.1	(0.2)	0.2	0.1	0.1	(0.0)	0.1	0.3	0.8
	P&C	-	-	-	-	-	-	0.3	0.3	-	-	0.3	0.3
	AM	0.0	0.1	0.0	0.0	0.0	0.1	0.1	0.0	(0.0)	(0.0)	0.1	0.2
	IB	0.0	0.1	(0.1)	0.1	(0.1)	0.0	0.1	0.0	0.0	(0.0)	(0.0)	0.2
	CC	-	-	-	-	-	-	-	-	(0.2)	(0.3)	(0.2)	(0.3)
	Group	0.4	0.4	0.1	0.2	(0.2)	0.3	0.5	0.5	(0.3)	(0.2)	0.5	1.2

UBS

Numbers in USDbn and adjusted unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column

42

Regional performance – FY19

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		FY18	FY19	FY18	FY19	FY18	FY19	FY18	FY19	FY18	FY19	FY18	FY19
Operating income	GWM	9.1	9.1	2.4	2.2	3.6	3.4	1.6	1.6	(0.0)	0.1	16.7	16.4
	P&C	-	-	-	-	-	-	3.8	3.7	-	-	3.8	3.7
	AM	0.5	0.5	0.4	0.4	0.3	0.4	0.7	0.6	(0.1)	(0.0)	1.9	1.9
	IB	3.0	2.5	2.1	2.1	2.3	2.0	0.7	0.8	(0.1)	(0.1)	8.0	7.3
	CC	-	-	-	-	-	-	-	-	(0.4)	(0.3)	(0.4)	(0.3)
	Group	12.6	12.0	4.9	4.7	6.2	5.8	6.8	6.7	(0.6)	(0.3)	30.0	29.0
Operating expenses	GWM	7.8	7.8	1.6	1.6	2.9	2.5	1.0	1.0	0.1	0.0	13.3	12.9
	P&C	-	-	-	-	-	-	2.4	2.3	-	-	2.4	2.3
	AM	0.4	0.4	0.3	0.3	0.3	0.3	0.4	0.5	0.0	(0.0)	1.4	1.4
	IB	2.2	2.2	1.6	1.6	2.1	1.9	0.5	0.5	(0.1)	0.0	6.4	6.2
	CC	-	-	-	-	-	-	-	-	0.5	0.2	0.5	0.2
	Group	10.4	10.3	3.5	3.5	5.3	4.7	4.3	4.2	0.5	0.3	23.9	22.9
Profit before tax	GWM	1.3	1.3	0.8	0.6	0.7	1.0	0.6	0.6	(0.1)	0.1	3.3	3.5
	P&C	-	-	-	-	-	-	1.4	1.5	-	-	1.4	1.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.3	0.2	(0.1)	0.0	0.5	0.6
	IB	0.8	0.3	0.5	0.5	0.2	0.1	0.3	0.3	(0.0)	(0.1)	1.7	1.1
	CC	-	-	-	-	-	-	-	-	(0.9)	(0.5)	(0.9)	(0.5)
	Group	2.2	1.7	1.5	1.2	0.9	1.1	2.6	2.5	(1.1)	(0.6)	6.1	6.0

Numbers in USDbn and adjusted unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column

UBS

43

Fourth quarter 2019  results

21 January 2020

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Check against delivery.

Numbers for slides refer  to  the  fourth quarter 2019 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Martin Osinga (Investor Relations)

Slide 1 – Important information

Hi, thank you, good morning, and welcome to our full-year 2019 results and Investor Update call.

I'd like to draw your attention to our slide regarding forward-looking statements at the end of our presentation.  It refers to cautionary statements included in our discussion of risk factors in our latest annual report.  Some of these factors may affect our future results and financial condition.

Slide 2 – Agenda

Today, Sergio will take you through our highlights for 2019, strategic priorities and targets.  Kirt will then cover our fourth quarter results, followed by the Q&A, now over to Sergio.

Now over to Sergio.

Sergio P.  Ermotti

Thank you, Martin. Good morning everyone, and thank-you for joining us.

Slide 3 – 2019 highlights

Let me start with a brief summary of last year’s performance.  We closed 2019 on a high note – with 1.2 billion in adjusted PBT, the best fourth quarter since 2010.  For the year, our net profit reached 4.3 billion dollars and return on CET1 capital was 12.4%.

Clients continued to turn to UBS for high-quality advice and solutions to help them achieve their goals.  Today, we manage over 3.6 trillion of their assets, up nearly a trillion in four years.

Last year, we further improved resource usage and progressed on our strategic initiatives, cut operating expenses by 4%, optimized over 30 billion in LRD, and invested in people and technology.

Also, we signed strategic partnerships in Brazil and Japan to further enhance our scale and as you saw this morning, we announced a strategic combination of our funds platform with Clearstream.

Our capital position is very strong with an 80% total payout, we again delivered very attractive returns to our shareholders.

Obviously, the initial verdict in the French cross border matter was very disappointing to us and to our shareholders. As you know, we have appealed the ruling and are preparing for the trial scheduled in late Q2.

Overall, we had solid performance in mixed market conditions, and continue to see room for further growth and higher returns going forward.

Slide 4 – 2019 macro context

In contrast to consensus expectations from late 2018, we and our clients were impacted by sharp changes in macroeconomic and market conditions during the year.

In 2019, interest headwinds intensified, global growth slowed and geopolitical concerns persisted, pushing many of our institutional and private clients to de-risk and stay on the market sidelines.

Volatility, a key driver of revenues, particularly for our institutional business, remained muted and ended the year near historic lows.

There were some positives. Late in the year, recession concerns in the US abated and investor sentiment improved, supported by progress on global trade discussions and Brexit, while US equity markets reached all-time highs.

As we start the year, while the macroeconomic and geopolitical situation remains uncertain, positive market sentiment persists.  We also see higher activity from our clients supporting the typical first quarter seasonality.

Slide 5 – Delivering competitive returns

Our aspiration is to deliver returns in line with the best global peers.

Our last year’s performance was not far off, and we are intensifying efforts to improve it going forward by balancing growth, cost and capital efficiency.

For every bank, CET1 is the metric which best reflects the equity it controls and deploys in the business and it is a binding constraint for capital returns.

As you can see, we have by far the biggest gap between tangible equity and CET1.

For both of these reasons we choose to measure ourselves on return on CET1 capital.

Slide 6 – Integrated business model at the core of our strategy

Our clients expect to get the best from UBS, every day. Our integrated business model is at the core of our strategy and it is how we best deliver to clients.

Each of the businesses derives significant value from being part of the Group and none of them would be as successful on their own.

While we have been very successful in delivering our integrated model, we are further intensifying our “one firm” approach for the benefit of our clients and shareholders.

Slide 7 – 2020-2022 priorities

Our priority for 2020 to 2022 is to drive higher and  superior returns by growing each of our businesses, leveraging our unique, integrated and complementary business portfolio and geographic footprint.

We are responding to changing business and competitive conditions, and last, but not least, our client’s needs.

We know what we have to do. We have the talent, tools and reach to elevate UBS to the next level.

For 2020-2022, it will be all about executing on these priorities, starting with Global Wealth Management.

Slide 8 – Global Wealth Management

We are a world-leading and the only truly global wealth manager, with 2.6 trillion in invested assets across the entire wealth spectrum.

We are well positioned for future growth.

In 2019, we made progress on some of our strategic initiatives, but clearly we have more to do.

Slide 9 – GWM – Evolving market-leading services to respond to client needs

As I mentioned before, clients have very high expectations about UBS's quality of services, products, and the way they interact with us.

All of those needs are constantly evolving, in some cases even changing rapidly, driven by technology as well as competitive and social developments.

I believe UBS is - and always will – [edited: be] at the forefront of best-in-class services to clients.

For example, our leadership position in the sustainable space is affirmed by the 6 billion increase in our fully-sustainable multi-asset mandate.

What will continue to make a fundamental difference is the value of advice.

As you can see, advice is a top priority for over 80% of our clients of all generations.

Slide 10 – GWM - Elevate our franchise to new heights

In response to these developments, Iqbal and Tom have been and are actively implementing a series of actions that are aimed to further strengthen our leading position.

First, we are amplifying our tailored coverage and offering across our entire client spectrum.

We are expanding our Global Family Office coverage, which caters to clients who require the most bespoke, holistic, and institutional-style coverage.

For clients at the lower end of the high net worth and affluent segments, we are developing solutions tailored to their specific needs.

Second, we will be closer to clients.

To do so, we are empowering local business units to accelerate decision-making, processes and time to market.

We are also delayering and simplifying our organization to better capture opportunities within our geographic footprint.

Third, we are expanding our product offering and increasing efficiency.

We will continue to invest in tech solutions and platforms, optimizing processes supporting our advisors, and increasing their productivity.

Many of our richest clients have wealth in illiquid assets and require help to unlock its potential through lending and liquidity management products.

To better cater to their needs and offer more sophisticated solutions, we are expanding acceptable collateral types, by using the IB’s capabilities to manage risks.

These actions will allow us to deliver on our existing goal of growing loan volumes by around 20 billion a year from 2020 to 2022, without compromising on our risk management and risk-reward standards.

Slide 11 – GWM - Driving profitable growth

All these actions will support us in delivering 10-15% PBT growth per annum in 2020 – 2022, which expand our pre-tax profit margins.

Another element helping us to achieve our target will be our approach to net new money growth.  We have always believed that in this regard, quality beats quantity.

Now [edit: How] we manage the trade-off between net new money growth and our PBT will be even more important considering the outlook for euro and Swiss franc interest rates.

So, as I said in the past, we are not chasing net new money at the expense of our shareholders. Kirt will expand on this later on.

Slide 12 – IB – Improve returns by further optimizing resources

Our Investment Bank brings essential value and expertise to clients requiring more sophisticated solutions and first-class execution.

We have a leading position in many areas where we choose to compete and we will continue to invest in our digital, research and banking capabilities to better advise and serve our clients.

In terms of profitability, clearly, we cannot be satisfied with our performance in 2019.

We took actions and are working hard to improve revenues and profitability. For 2020, we expect to deliver returns of around 11%, with further improvement in '21 and '22.

Over the next three years we expect the IB to consume up to a third of the Group’s Risk-Weighted Assets and LRD.

Slide 13 – IB – Collaborating with GWM

The IB’s cooperation with Global Wealth Management is essential to delivering a truly differentiated client offering, particularly to our GFO and Ultra clients with more sophisticated needs.

In the GFO area we are leveraging both capital markets and wealth management capabilities to offer unmatched services. And in return they do more business with us, on average 15% growth in revenues.

For that reason, we are expanding the GFO coverage following the re-segmentation I mentioned before. We are more than doubling the number of clients in this area, solidifying our position as the house bank for these clients. That makes GFO a meaningful contributor to our profit growth objective.

In addition, we are increasing our collaboration around lending by leveraging the IB’s risk management capabilities.

And on the execution side, we are combining capabilities across the Group to enhance our client offering in the middle market segment which includes large family offices and small hedge funds.

Slide 14 – AM – Capitalize on our differentiated client offering for further growth, performance and scale

I am very pleased with the progress we made in Asset Management last year, as our investments and efforts are starting to pay off.

Going forward, we will continue to build on our areas of strength, particularly in sustainable offerings where we are a clear leader with nearly 40 billion in sustainability-focused invested assets.

Also, we are investing and developing our capability in fast-growing markets by expanding on our partnerships in the wholesale space and leveraging our expertise in private markets and alternatives.

Slide 15 – AM – Collaborating with GWM

Let me provide an example of the value for both clients and shareholders from deploying Asset Management capabilities to our US wealth management business.

Separately managed accounts are one of the fastest growing areas in wealth management in the US.

In order to capture this opportunity, we have eliminated a separate management fee for SMAs managed by Asset Management.

This decision will help us to increase mandate penetration for GWM, generate higher share of wallet and lead to significant inflows for AM.

We have already seen a very positive reaction from our clients and advisorsand we expect this initiative to be accretive to shareholders in a few quarters.

Slide 16 – P&C – Drive profitable growth through digital initiatives, services and efficiency

Our P&C business has generated growth and attractive returns despite severe interest rate headwinds.

Yet we are determined to grow revenues and further improve profitability going forward.

Technology plays a key role in this effort, particularly in responding to new market entrants and evolving clients' preferences.

We will continue to roll out mobile and platform solutions to improve both individual and corporate clients’ experience.

Enhancements to our digital capabilities are already driving increased engagement and attracting new customers.

Technology also helps us streamline and simplify processes and optimize our branch network – reducing them in number and evolving their formats to better serve clients.

ur universal bank in Switzerland, with P&C at its core, is a great example for the rest of the Group: showcasing  the power of close collaboration, creating value for clients and shareholders.  It is also the reason why UBS is the number one bank in Switzerland.

Slide 17 – Driving down our cost base while investing for the future

Shifting gears to expenses - we have consistently driven our cost base down, reducing costs by 900 million in 2019 alone.

Since 2015, overall operating expenses were reduced by 2.7 billion.  We generated significant saves to lower our cost base while funding investments in growth-oriented projects and absorbing higher regulatory requirements.

Last year, we spent 3.4 billion on technology, which included our investments in transformation to make us more efficient and effective.  A few examples are moving processes to the cloud, decommissioning over 400 legacy applications and deploying 1,100 robots.

In Global Wealth Management, we invested over 100 million in our strategic initiatives, including development of UHNW capabilities and increasing our presence in APAC.

Slide 18 – Driving efficiency to fund growth and enhance returns

We remain committed to improving efficiency and productivity in 2020, keeping net costs excluding variable compensation and litigation flat.  Maintaining investments in technology and platforms is crucial for growth of our franchise and for generating attractive returns in the future.

This means that in order to fund all the necessary investments, we have to deliver one billion in gross saves during the year.

I already touched on many efficiency initiatives across our business divisions.  This includes, for example, the continued insourcing of workforce and development of our nearshore centers.

We are determined to deliver positive operating leverage and bring our reported cost/income ratio within the 75-78% range.

Slide 19 – Create scale through partnerships

In the past, I have always underlined our need to realize scale by seeking partnerships with other firms in attractive geographies, markets and services.

In 2019, we made very good progress in this area.

Our joint venture with Sumi Trust went live earlier this month, while in November we agreed with Banco do Brasil to create the biggest investment bank in South America.

On the technology side, our partnership with Broadridge, a global fintech leader, has started to deliver initial releases, which will continue over the next couple of years.

This will help support our growth ambitions by building a market-leading integrated platform for our advisors that is focused on improving our efficiency and ease of doing business.

And finally, today we announced our partnership with Clearstream to combine our B2B fund distribution platforms to create the world’s second largest player, with a presence in Europe, Switzerland and Asia.

Slide 20 – 6% CAGR in TBVPS + dividends since 2011

Now let’s talk about returns.  A testament to the strength of our business model is the amount of capital we generated – 28 billion since 2011, including 5 billion last year.

We achieved that while absorbing over 10 billion of mostly legacy litigation charges.

During this period - and adjusting for dividends - we have grown our tangible book value per share by 6% annually.  This puts us in line with the average of American firms and higher than the average of our European peers.

Slide 21 – Continuing to deliver attractive capital returns

Capital strength is one of the pillars of our strategy. We are committed to maintaining a strong position going forward while funding growth initiatives, accruing capital in anticipation of Basel III finalization, and delivering attractive capital returns.

For [edit: the] 2019 financial year, we intend to propose a dividend of 73 US dollar cents per share, up 6% year on year.

Going forward, we intend to grow our dividend per share by 1 cent per year.  This will give us greater capacity to return more capital through buybacks.

Considering our high cash percentage payout and the fact that our stock trades below book value, for me this is a no brainer.

In the first half of 2020 we expect to buy back around 450 million dollar worth of shares, completing our 2 billion Swiss franc program.

In the second part of the year we will assess further buybacks depending on business outlook and any idiosyncratic developments.

Slide 22 – 2020-2022 targets and guidance

So tying all of this together, you can see on the slide our target framework for 2020- 2022.

We target between 12 and 15% return on CET1 capital and expect to deliver positive operating leverage as we work toward a target cost/income range of 75-78%.

We have stress-tested these goals, and we are confident they are achievable across a wide variety of macro and market outcomes.

Of course, the updated targets do not mean we are any less ambitious and we are working hard to maximize returns.

Slide 23 – 2020-2022 priorities

So to briefly summarize our key points for today.

Our integrated business model is at the core of our strategy and it is how we deliver our best to clients.

We want to grow by leveraging our unique, integrated and complementary business portfolio and geographic footprint.

We have a clear set of initiatives and 2020 is all about execution.

My goal for this year is clear – to deliver on our targets and position UBS for an even greater future.

Now Kirt will take you through the fourth quarter results.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 24 – 4Q19 net profit USD 722m

As usual, my comments will compare year-on-year quarters and reference adjusted results in US dollars unless otherwise stated.

Given 4Q19 is the last quarter for which we have restructuring expenses related to our legacy cost programs, we will no longer disclose adjusted results.  From the first quarter of 2020 onwards, we will refer to reported results, while still highlighting items that are not representative of underlying business performance.

We expect to incur around 200 million in restructuring, mainly in the first half of 2020, related to additional cost actions across the Group, including the changes we announced in Global Wealth Management.

This was our best fourth quarter adjusted PBT since 2010.  Revenues increased by 4% and expenses decreased by 7%, as 4Q18 included large litigation provisions and the market backdrop at the end of ‘18 was extremely challenging.  PBT more than doubled, and was up 30% excluding litigation.  Net profit also increased significantly to 722 million.

Slide 25 – Global Wealth Management

Moving to our businesses.  In Global Wealth Management, excluding litigation from both quarters, PBT was up 3%.  We also saw healthy volumes of net new loans, while invested assets and mandate balances both reached new highs, providing good momentum into 1Q20.

Excluding a fee from P&C, operating income increased by 1% on higher transaction-based income, offsetting lower recurring fees and net interest income.  I’ll cover revenues in more detail in a moment.

Expenses increased by 3% excluding litigation, mainly driven by higher tech and regulatory costs, partly offset by our savings initiatives.  Costs would have been broadly flat excluding litigation and the rise in various regulatory expenses and several non-recurring items.

As part of our cost management actions, we generated 270 million in run-rate saves, exceeding the 220 million we previously guided to.  In addition, in response to the environment this year, we have been very disciplined on the hiring front with total headcount down 4%, resulting in a reduction in personnel expenses excluding FA and variable compensation, while still funding strategic priorities.

In terms of net new money, we had 5 billion net outflows globally, with APAC and Switzerland reporting net inflows.  In the Americas, there were two large outflows which contributed to the negative net new money result, although these were very low margin.  Full-year net new money was particularly strong in APAC, with 31 billion of net inflows or an annualized growth rate of nearly 9%, further highlighting UBS's attractiveness to our clients.

We remain confident in our ability to generate net new money growth.  However, as Sergio highlighted, we will continue to focus on quality, and more specifically on the profitability and resource efficiency of existing invested assets and net flows.

With euro and Swiss franc rates remaining persistently negative in 2019 and the prospect of rates recovering off the table for the foreseeable future, we will launch a program focused on selected clients with high concentrations of deposits in euro and Swiss franc cash.  Specifically, we will offer these clients the option to consolidate their assets with us, invest, reprice, or reduce their cash balances.  A billion reduction of such balances has a positive revenue impact of up to 5 million, and reduces HQLA, freeing up capital.  This will of course create headwinds to net new money.  You may recall that we successfully implemented similar programs in 2015 and 2017.

Sequentially, we had 2 billion net new loans, gaining momentum after the deleveraging in 4Q18 and muted inflows in the first half of 2019.

Slide 26 – Global Wealth Management

Back to revenues, recurring fees were down 1%.  Fees were impacted by margin pressure from client preferences for mandates and other investments with lower fees, which we noted throughout the year.

Recurring fee margin had been stable over the previous three quarters, but declined in 4Q19, mostly as we bill our clients and book fees in arrears.  We therefore have not yet fully captured the rise in invested assets that we saw during the quarter.  The record invested asset base entering the new year gives us good recurring fee momentum into 1Q20.

Net interest income was down 3%, driven by lower revenues from both deposits and loans, partly offset by higher investment of equity income and reduced interest paid to central banks.

Transaction-based income was up 26%, or 14% excluding a 75 million fee paid by P&C for the shift in business volume following a segmentation review.  The 14% increase reflects higher client activity levels in all regions.  We saw particularly strong engagement in structured products, with clients turning to us for yield enhancements and protection in response to the persistently low and negative rate environment and to lock in gains from the strong market rally in 2019.

Slide 27 – Personal & Corporate Banking (CHF)

Performance in P&C was strong, with PBT up 2% in Swiss francs despite the fee paid to Global Wealth Management I mentioned earlier.  Excluding this and litigation costs in 4Q18, PBT would have been up 11%.  Full-year PBT would have been up 5% on the same basis.

For the quarter, NII was down 4%, as lower investment of equity and higher TLAC funding costs were partly offset by reduced interest paid to central banks.  NII was flat sequentially.

Non-interest income was up 5% excluding the fee paid to GWM, mostly as transaction revenues rose on increased foreign exchange, brokerage and credit card activity, and reached a record level for the full year.

Credit loss expense improved by 24 million, as we saw a net release in 4Q19 versus a build in 4Q18.

Business momentum remains very strong, with 2.8% annualized net new business volume growth in Personal Banking for the quarter and a record 4.7% for the full year.  We also onboarded 37 thousand net new clients in Personal Banking during the year and over a thousand net new clients in our Digital Corporate Bank.

Costs decreased 9%, or 3% excluding litigation.

Slide 28 – Asset Management

Asset Management had an exceptionally strong quarter capping off a strong year.  4Q PBT was up nearly 50% to 187 million dollars.  For the full year, PBT was up 17% to the highest level since 2015.

4Q operating income was up 18%, driven by performance fees, which increased by 240%.  The significant increase resulted from strong investment performance in Equities and Hedge Fund Businesses in a constructive market environment, and recognition of full-year performance on certain larger mandates under IFRS 15.

Management fees were up 4%, reflecting higher average invested assets.

Costs rose by 7% due to higher variable compensation related to the increase in revenues.

Invested assets were up 5% during the quarter to the highest dollar level we’ve had.  Full-year net new money of 18 billion was led by Equities and the wealth management channel, and has come in at higher margins in aggregate than our average book of business margins.

Slide 29 – Investment Bank

Our IB PBT was around 250 million excluding litigation, rebounding from a very weak 4Q18, on 11% revenue growth and lower costs.  Overall, our revenue results were largely in line with our US competitors.

CCS revenues were up 18%, outperforming fee pools globally, with increases in all regions and most products.  Advisory revenue increased 25% versus a 25% decline in the M&A fee pool, with outperformance in EMEA and APAC.  ECM was up 18% in the Cash ECM fee pool.  In debt capital markets, investment grade revenues were up more than the market at 58%, while LCM was down 5% against a higher fee pool.

Our Equities revenues were up 2%, driven by an 8% increase in Derivatives.  Cash was down 6%, as client activity was depressed and volatility remained at low levels.

FRC was up 41% excluding the 53 million revenues for rebalancing the Group balance sheet to dollars in 4Q18, driven by significant increases in Rates & Credit.  FX was down 12% excluding the aforementioned fee for the currency repositioning, due to extremely low volatility.

In Research, we retained our #1 position in the 2019 Institutional Investor’s Global Equity Research ranking for the third year in a row.

IB costs were down 7% excluding litigation, benefitting from lower personnel expenses.

In 4Q19, we took a goodwill impairment of 110 million in the IB, which we adjusted for.

Risk-weighted assets and LRD were both down from the prior quarter, and remained below one-third of the Group’s resources.

Slide 30 – Cost efficiency

I would like to provide further details on our approach to managing efficiency that Sergio commented on earlier.

Over the next 3 years, we expect our operating income to grow, supported by the business division and Group actions Sergio highlighted.  Under an operating income growth scenario, we will manage to flat overall costs to drive positive operating leverage.

If we see the environment deteriorating, we will assess and take further actions to reduce our costs to mitigate the impact on the current year – as we did in 2019.  The combination of these tactical actions with our strategic initiatives allowed us to take costs down by about a billion on an adjusted basis or 4%, compared with a 4% reduction in operating income.

One area where we’ve been active in driving efficiency is insourcing technology headcount.  IT and other services outsourcing costs are down more than 250 million, or 19%, partly offset by higher personnel expenses.  And we are reducing risk and improving effectiveness.  Other areas we’ve brought down during the year are professional fees, marketing and PR costs, and travel and entertainment expenses, down 230 million in aggregate, or 13%.

In 2020, we expect revenue growth to be supported by positive alpha momentum, offsetting the anticipated more challenging beta environment.  From a cost perspective, we are planning to invest around a billion, including, for example, progressing our Broadridge partnership in the US, continuing with our various digital initiatives across all businesses, and investing in our China strategy, along with regulatory and compliance priorities.

We will fund these investments with a billion in planned saves to maintain flat costs excluding litigation and variable compensation, mostly across our support services, back and middle office functions.  This includes continuing to insource our Technology, Operations, and Finance headcount, integrating our execution platforms across the IB and GWM, deploying robotics and digitizing our front-to-back processes, along with the reorganization we announced in GWM and the IB.

Over the past two years, we have been progressively aligning our support functions – such as Tech, Ops, Finance and Risk – with the business divisions.  We now operate the Group with the majority of these functions either fully aligned or shared among business divisions, where they have full management responsibility.  Only a small residual set of activities are related to Group, in line with peers.  Later this year, we intend to adapt our reporting to better reflect how we manage the Group.

Slide 31 – Capital and leverage ratios

Our capital and leverage ratios rose to 13.7% and 3.9% at the end of the year, but our current guidance of approximately 13% and 3.7% CET1 capital and leverage ratio still holds.

RWA was down 2% sequentially.  The annual recalibration of the AMA model brought down op risk by 3 billion, and market risk RWA declined, partly as a result of the very low prevailing market volatility.

In the first quarter of 2020, we anticipate a roughly 3 billion regulatory-related increase in our credit risk RWA, mainly from the implementation of the standardized approach for counterparty credit risk, which became effective on 1 Jan 2020.

We have previously guided on the approximate impact of Basel 3 finalization on RWA.  As the implementation has now been extended by at least a year, the day-1 impact could be lower than our original guidance, but there is still too much uncertainty for us to provide an update.

To close on the quarter’s results, this was the best 4Q adjusted PBT we’ve had since 2010, capping off a solid 2019, given the mixed market environment.

We remain focused on executing our strategy, pivoting to growth, scale and efficiency.  Sergio outlined our seven priorities across our businesses individually and in partnership as one firm, and we’re already hard at work, using these to benefit our clients and drive higher return on capital.

With that, we'll open up to questions.

Analyst Q&A (CEO and CFO)

Jernej Omahen, Goldman Sachs
Good morning, I just have one question in a sense. So, correct me if I am wrong, but I think this is the third time in three years that UBS has reduced their return target. So I think in 2017 we went from a return on tangible equity target of 15 to a return on tangible ex deferred tax assets of 15. So that was a reduction. Then in '18 we went to a return on core tier 1 target of 15. So that was a reduction. And now we’ve come to 12 to 15%. And I was just wondering, I mean, how sure are you that this is now the right target range? Right? So when you speak to investors and you say we’ve changed the return target for the third time in three years, but this time it’s for real, it’s staying, I was just wondering what gives you the confidence that this doesn’t shift again?

Sergio Ermotti
Thank you, Jernej, for the question. So I think that you know the first change you mentioned is not, you know, was not necessarily a change of targets but a definition how we measure ourselves, return on tangible equity, excluding DTA, versus moving to a return on CET1 ratio, which we announced in October ‘18. So in that sense your assessment is half right, because the first change was mainly due to that. So the methodology in October ‘18, we announced the targets for the three years to come, with a clear, completely – you know, you remember September, October – completely different expectation from the macroeconomic outlook, and the outlook for interest rates, and also that are factors that are for sure determining part of how we drive growth and business. Not necessarily just that, but also very important. So if I look at today the methodology that we announced today is still the same. What we did this year in the planning cycle was to look at those external factors, macroeconomic factors – reflect those factors into our three-year plan, which defacto you can see are translated into a reduction from 17% to the 15% top of the range. Now, the question you are asking about how confident we are. For sure, as we, as I outlined in my remarks, the 12-15% target is a range that has been stressed under different and a variety of market condition assumptions.

So you can see the 12% as being the bottom that we believe is achievable even in stressed market conditions. While, in a more normalised environment, over the next three years, our goal is to get closer to the 15%. So the range has to be interpreted as a range that takes in consideration different market conditions. So defacto, what I am saying, in other words, we took down our targets by 2 points on return on CET1 to reflect the change in market conditions.

Jernej Omahen
Thanks a lot.

Adam Terelak, Mediobanca
Morning all, I wanted to get a bit of a read on your cost guidance. You’re saying that it’s a billion of saves, a billion of investments, so flat underlying. Is that on a reported basis? And if so, does that mean that the adjusted cost base that many of us look at is actually trending up by the maybe 400 million of adjustments that we’ve had in the 2019 print?

And then secondly, on fee margins in GWM, I know what you’re saying in terms of the delayed pricing on the US AUM, but my numbers still have it down 1 basis point Q on Q, which is fairly material pressure. Clearly you flagged the shift into lower margin mandates. Now is this, say, a long-term trend? Should we suppose it to come through the numbers in the following years, and where can we really see margins going from here? Thank you.

Kirt Gardner
Yes, thank you, Adam. In terms of our cost guidance, as I outlined in my speech, we’re going to stop reporting adjusted results, given the fact that we concluded adjusting for our 2.1 billion legacy program. So going forward we’ll cue off of reported results, all our targets are on a reported basis. So therefore our flat overall total direct cost, excluding litigation and variable, is on a reported basis. As are, we talked about the saves in the investment, that all is related to reported results. In terms of your... Excuse me?

Adam Terelak
Just to clarify, the billion of savings has lower restructuring charges and the goodwill impairment in it?

Kirt Gardner
That’s correct, but at the same time, for example, if you look at the billion in investment, that includes, I already announced the 200 million in restructuring. So you know, there are trade-offs on both sides, but overall naturally of course, what you care about, and what we care about, are the reported results and the net profit that we deliver, and that drives our returns and our ability, of course, to return capital. I would also note that if you think about the 75-78% cost income ratio, that’s also reported. And just to highlight, we, our cost income ratio was 80.5%, so that already indicates that we intend to drive positive operating leverage to get to the upper end of the range, and then continue to drive positive operating leverage towards that 75%.

Adam Terelak
Right.

Kirt Gardner
Now on the margin side, the vast majority of quarter on quarter reductions, the 1 basis point you highlight, which is exactly spot-on, does relate to technically how we bill for our invested assets. We bill on arrears. And so the 5% increase that you saw in invested assets during the quarter, mostly has not showed up on recurring revenue. In addition to that, we did continue to see a bit of in positioning, or repositioning, into lower-risk investments, particularly in the non-contracted book where we saw quite a bit of shift out of equities into fixed income, which shouldn’t be surprising. And therefore we saw lower trailing fees. And I think that dynamic is something that will evolve as risk attitudes and risk-taking views by our clients also evolves as we go forward.

Adam Terelak
Okay, great, thank you.

Magdalena Stoklosa, Morgan Stanley
Thank you very much, I’ve got two questions. One about your revenue performance in wealth, and the second one about the share buybacks. So, to follow up from the previous question, your revenue performance in the fourth quarter was actually quite robust, and I thought it was quite encouraging to see your NII and your transactional business also holding up, and of course given that in the US you kind of charge differently, you will have that 1Q uplift you’ve just talked about. But if we look further out into 2020, and we think about the NII side, of course the rates against loan volumes, we think about your transactional business, you’ve been quite positive about 1Q trends overall, how do you see the overall revenue progression in wealth, given the building blocks of NII transactions, and of course the recurring fees that you’ve talked about a little bit. Because I kind of wonder how you see particularly the 2020 PBT growth of the 10-15%? Where is it really coming from? Revenues versus costs. And of course it would be very useful for if you could give us any kind of details of the GWM portion of the 200 million restructuring charge, kind of within that 2020 context.

And my second question is really, how should we think about the assessment of the share buybacks in the second half of 2020? And kind of, in particular, what would you like the market to appreciate as the kind of the French courts consider your appeal in June? Thank you.

Sergio Ermotti
Thank you, Magdalena. We, so let me take the second question, and Kirt will take the first one. So on the share buyback, as we announced, we intend defacto to do half of what we did last year in the first half of the year, and of course, what I think that your question specifically, what I believe has to be well understood, is our intention is clearly to, depending mainly on the outcome of this idiosyncratic events, of course we are referring to the French matter, we believe it’s only prudent and pragmatic not to go into any aggressive capital return policy while the finalisation and the verdict of the appeal is likely to come towards the end of Q3 or early part of Q4. In that respect maybe what I would like the market to understand is, once everybody can make their own risk-based assessment about the outcome of this trial, in different scenarios, is first of all the entry point on January 1 of our capital position.

And considering that, as I mentioned and Kirt reiterated, we are still confirming that we see our CET1 ratio being towards the 13%, and the 3.7 on leverage ratio. Number two, taking consideration, well, other than business performance as we continue to generate capital as we did in 2019, our ability to absorb any extraordinary event within a normalised range, has to be taken into consideration. Number three, what we announced this morning with the combination of our Fondcenter capabilities with Clearstream, creates capital tailwind. I guess I answered the question. Everybody can assess, including the fact that we always say that we will retain extra capital only if it is necessary to grow our business, fulfil incoming and expecting regulatory requirements, Basel III finalisation, and again, as I mentioned before, any idiosyncratic event. So I’m pretty confident that we will continue to deliver, over time, a very strong capital return to our shareholders.

Kirt Gardner
Well, Magdalena, on your first question. Well, first of all, that was quite a first question. Let me try to take it in the different revenue components. In terms of recurring fees, first of all, naturally that’s going to be a function of invested assets, so the growth that we saw towards the end of the year will help us in the first quarter. Naturally, we’ll also have some impact overall on the relative mix risk, so it comes down to our clients‘ attitudes, geopolitical attitudes, and of course importantly it’s a continued mandate penetration. And that remains a clear focus for both Tom and Iqbal. We would still view that compared to competitors in the US, for example, we’re relatively lower penetrated on under contract, and we see good opportunities for increasing our penetration. Related to that as well, thematic investing is something we highlighted as well. We think there’s significant opportunities and there’s tremendous demand around thematic investing, for example around aging, health, genetics and the like, along with sustainability, and we’re leaders in all of those areas.

Now in terms of NII, clearly, if we do nothing else, we will see our NII come down just because of the headwinds that are already built into the forward rates. That’s clear. So naturally lending becomes the most important way for us to continue to offset those headwinds. And we talked about the lending momentum that we saw in the second quarter, the focus on expanding collateral classes, increasing the level of lending we’re doing across single stocks, moving into commercial lending, we’re looking at business lending, so there’s quite a bit of activity around that lending, and that of course, importantly, leverages the IB capability in terms of how they risk-manage the book.

Now finally around our transaction revenue, first of all we’re pretty pleased with the momentum we see. We do believe going forward, as clients are currently more active, and you saw that on our outlook statement for the first quarter, we do think structured products continues to be an opportunity in the current environment, continuing yield enhancement, locking in gains. We’ve combined our capital markets teams between the IB and wealth management, and we’re deploying those to be closer to clients.

And I would mention just one other area of growth opportunity, and that’s GFO. So if you look at Slide 13 of that, that we’re increasing our GFO clients to 1,500, and you see the compounded annual growth when we onboard a GFO client at 15% a year. So that is one of our highest growth opportunities for wealth management.

Magdalena Stoklosa
Thank you.

Jeremy Sigee, Exane BNP Paribas
Good morning, two questions please. One is on wealth management. The cost base, ex litigation, ex restructuring, so the underlying ex everything, was a bit higher in 4Q. It was a 3.3 billion, compared to sort of 3.1, 3.2 in previous quarters, so I just wondered if you could talk about that increase and whether that’s a new sort of run rate going into next year. And then second question on the investment bank. I know you’ve sort of touched on some of this, but could you be a bit more specific about what specific items you see that will get the return on equity from sort of 6% reported 8.6% underlying up to the 11% that you envisage for 2020. What are the specific revenue or cost things that change that will get you there?

Kirt Gardner
Yes, thank you Jeremy, just on, so on the wealth cost side, I mentioned in my speech that if you exclude in the quarter some areas of spend related to regulatory requirements, for example we’ve been  building up costs, a portion of which are one time, in order to address the higher bar, the higher regulatory bar for AML and KYC requirements. Some of that cost will come down, as we get into particular the second quarter, while it will remain a little bit elevated in the first quarter, and then outside of that we also had a number of one-time items, including some impairment for property and some other related costs that will not repeat themselves. So in aggregate that total bucket is around 45-50 million, we’ll see as I said a portion of that in the first quarter, but that should come down over time, so it’s really not representative of the ongoing cost structure of the wealth management business. Now in terms of the IB, if you look at the reorganisation that we announced, that will allow us to deploy capital and technology in a much more agile way, across for example the different asset classes within the markets businesses, which we think will give us return upside. In addition to that the way we organise our global bank and we talk about this to be able to create much more focussed teams on the industry globally rather than organising ourselves on a regional basis.

We think that also will give us upside. Plus as well, where we’ve announced the private markets group, which we launched, we already see very good momentum there. And very importantly for us, it is the investment bank, the partnership and the relationship with GWM. That GFO initiative that we highlighted, a portion of that one bank revenue will also benefit the IB. And so we think with all of that, and we’re already starting to see some good momentum. In addition to harvesting the investments we made in the Americas, where, as you know, we did have a more challenging year in 2019. This should help to give us a better return momentum in the IB.

Sergio Ermotti
Look, let me just complement here. Well, first of all, I would say that defacto what we need is another 500-600 million of revenues in the IB, and to bring us back into that kind of territory I think that we’re going to continue to look at the cost, all the cost, in a very challenging, and the capital consumption as well. So the allocated capital of the IB, will always be further scrutinised and enhanced and improved, so in a sense what we are saying is that, you know, 2019, as I mentioned before, is not an acceptable outcome. I do believe that we will go back more into the last few years, historical pattern. I think you know you saw that in 7-8 years we were on average 13.7, I think we had 11% in '17 – '16 and '17 around – so we are quite confident that we can go back into that double-digit number. And from there, to start to go for higher returns.

So it’s not that we are happy with that 11% return, by the way. So I think that while the IB is crucial, to make sure that many parts of the organisation, not only GFO and wealth management but also the corporate business in Switzerland remains competitive, the IB has to deliver better results on its allocated capital, that’s for sure.

Jeremy Sigee
Thank you.

Andrew Coombs, Citi
Good morning, if I could just drill down a bit further into the capital ratio, the capital targets and capital returns prospects. I guess, there are three components to that. The first of which is, your ... RWA density as a function of your leverage exposure, is it 28.5%. Your closest peer, Credit Suisse, has obviously talked about moving closer to 35% proforma after RWA inflation, and that’s why the felt comfortable reducing their core tier 1 ratio target to 12%. You’re obviously still guiding to 13. So just a bit more clarity on future RWA inflation risk, and also your expectation for the core tier 1 target in that event.

Second question, I just wanted to clarify the comments on the buybacks. Obviously, second half of 2020, up for review. You actually go into 2020 with a very strong capital position, 13.7%. You’ve got Fondcenter coming through in the second half of 2020. So when you talk about it being up for review, potentially that’s up for review not just continuation of buybacks, but potentially to add to the buybacks relative to the first half, dependent upon the French tax case outcome. And I guess the final point on that French outcome, could you just comment on the latest upper-court ruling that the lower courts need to calculate the fines and penalties based on the tax evaded or defrauded rather than on the sum of undeclared money?

Does that change, how you perceive the case, thank you.

Sergio Ermotti
Thank you, Andrew, I’ll take the second and third question, and Kirt will take the first one. So I think that answering the second question is very easy because you covered it all. I think exactly what you describe is what will happen. We will assess the capital situation. You know we are entering with a very strong position. You know, we are completing the SIX 2 billion programs, so buying back half of what we bought back in the first half. So if, which I believe our capital position will continue to strengthen into the second half of the year for all the reasons you mentioned, we will then assess the situation, and I am confident we will continue to have very attractive capital returns in the future. So, difficult to say more.

In respect of the French matter, as you may have seen this morning, we published on the web a stakeholder update, basically in preparation for the AGM. We are addressing what I would call the frequently asked questions that we got from many stakeholders, particularly from you, shareholders in general, analysts, clients and also employees that are relevant to the French matter. I think it is not really appropriate for us at this stage to go into any assessment publicly of what we believe the outcome and the interpretation of any legal precedents may impact our situation. But I invite you maybe to read our position paper in terms of stakeholder update that is available on the website.

Martin Osinga:
Yes, if you’re looking on UBS.com/investors, and then you click shareholder information, and then you see it on the right hand side.

Kirt Gardner
Yes, Andrew, in terms of your first question, as you mentioned, our current risk density is 28.5%, which is, if you look at our guidance around 3.7 and 13, it exactly says that if we’re relatively, if we’re going to stick to that, equally bound by both, and we reiterated that guidance. Also if you reflect on what we guided on previously, in terms of our expected Basel III finalisation impact, we said it could be around 33 billion before any optimisation. If you just take that 33 billion and you overlay it on our current RWA, that would suggest it would drift off to 32%. So you know, naturally our view and our risk profile is going to drive what our risk density is, and that would certainly indicate that that would likely be a ceiling at 32%.

And importantly, of course, with the postponement by 1 year I mentioned that our assessment of the impact has come down from that 33 billion. Once we have more information, we will try to guide further, but it’s certainly lower than that. So that would be indicative of our view that we think our natural risk density will come down below that 32% once we see a final Basel III framework. I would finally note that the natural growth tendency of our business is for risk density to decrease. Because our risk of course is driven by our wealth management business, our asset gathering businesses, and they have much lower risk density than our investment bank.

Andrew Coombs
And if I could just follow up on that. The core tier 1 target at 13% plus minus 30 basis points, is that set in stone? Or is that the case as the RWA trends to move up with the new regulatory additions  that could potentially come under review as well?

Kirt Gardner
So we’ve got it just like all of our targets and guidance is for 2020 to 2022. And since Basel III has already been pushed out a year, we’ll update our guidance once we know more, anything further on that.

Andrew Coombs
Thank you.

Andy Stimpson, Bank of America Merrill Lynch
Good morning, everyone. So firstly, more of a clarification. We saw in the press a couple of weeks ago, there was some job and cost cuts expected in GWM, but there wasn’t any mention of the additional net cost saves here today, so I just want to check your comments here, Kirt, that the restructuring charges you’re taking will give you gross cost saves – but that will all be reinvested, and then if revenues do disappoint, then you’d slow some of those investments and give a bit of protection for shareholders and profits. I just wanted to check I’ve understood that kind of philosophy correctly. And maybe connected to that, you could give some comments on how the growth investments from 2018 and '19 have performed, and when there might be a payback on those?

And then secondly you mentioned the recurring fee margin pressure, and I understand the averaging of the AUM and the delayed charging on the start of the quarter in particular in the US as well, you did mention margin pressure as well. Is it right to think of that as all being cyclical? I.e., it was client risk aversion within the fourth quarter, which you’re now highlighting in your outlook statement, which is beginning to change around this quarter, or is it that you’re actually seeing some clients come to you and telling you they’ve been getting better pricing elsewhere and you’re then having to match, so I just want to understand, what kind of margin pressure you’re seeing there? Thank you.

Kirt Gardner
Yes, Andrew, thank you for the questions. In terms of the first one, you got it exactly right, that as we look at 2020, our anticipation is that we’ll generate a billion in saves, and that we’ll use that to fund a billion in investments across a range of business priorities – digitization, what we’re doing with Broadridge – as well as some additional regulatory and risk requirements that addresses the new requirements that we have, the legal entity structure and the like. Also, as you rightly summarised, if we do see softening of the environment just as we did in 2019, we’ll look at tactical measures, which would include postponing some of the investments, slowing down our hiring, getting of course much more ruthless around other cost areas in the bank, and being leaner for some time – I think Sergio referred to that as a fuel-saving mode – and we would bring our cost down rather than just flatten. That would help to offset some of the top-line impact of softer environment. So that’s all correct.

In terms of investments and where they’re paying off, I think you see it very clearly, for example in asset management, where we had outstanding performance, you see it in P&C, the investments in digital are solidifying our position as the leading digital bank in Switzerland, and certainly have contributed to the growth well above GDP that we‘ve seen for that business. You’re seeing some of the structural saves. Sergio mentioned moving to cloud, deploying 1,100 robots, so the growth saves that we delivered which are far higher than what we outline on the 2.7 billion over the last four years, are from some of our investments and are structural in nature, and therefore require investments. And we’re seeing that. So without those investments, our cost structure would have been higher. And now on the recurring fee margin, I think you are right. It’s mostly reflective of some of the change in preference that we’ve seen in mandates, so a move from discretionary mandates to advisory mandates, and that’s partly due to the risk environment. Also I mentioned that in the non-contracted book we saw some shift out of equity funds into fixed income. I mean that was a big market structural change that we saw in the fourth quarter. And all of that we would view as cyclical with a potential to revert, if we see the changes and attitudes going forward.

Andy Stimpson
Perfect, thank you.

Benjamin Goy, Deutsche Bank
Yes, hi, good morning, two questions from my side. First, in ultra high net worth you had a cost income ratio of about 78% 2019, which is pretty much in line with the whole division. So I was wondering the general perception that it has a better pre-tax margin, and that efficiency this business. So when is it coming through? Is it already this year? And what is the benefit that you can see out of the investments you have taken over the last years. And then secondly, you talk a lot about collaboration across divisions. And I was wondering whether could you speak a bit more about the incentives structures to actually foster these collaborations and drive results. Thank you.

Kirt Gardner
Yes, on the ultra high net worth side, first of all the margin of the reported global ultra high net worth segment does not reflect a portion of ultra that still sits in the regions. And if you were to aggregate that, then you would actually see a slightly better efficiency ratio than the group overall. And then secondly, 2019 was not our best year for ultra, they were impacted, as you would expect, they’re more sophisticated clients, by the lower volatility. So we did see slightly less activity, and we also saw quite a bit of deleveraging, so that also impacted quite a bit the performance of ultra. I think in general just going forward we would still expect the ultra segment to have a better efficiency ratio than the average of wealth management overall.
Sergio Ermotti
So on the second question, on how to foster further collaboration, first of all I have to say that collaboration, we are really quite advanced and it is already part of our DNA in the way the firm works, so you know, of course now we are moving a further level up in that sense. But first of all, what we do is that we have collaboration targets somehow embedded in the performance metrics and the goals in the year, at business division. We have a so-called group franchise award, where people can submit their request for credit recognition, and in respect of their involvements in any transactions or any opportunities that were created, like net new money inflows from a client, referrals, or a specific transaction, with the other counterpart, the receiving counterparty, accepting in the system the credit requested. We are also moving into recognising at the business division levels, the so-called double counting of revenues. Then of course my colleagues and I in the group executive board with Kirt are then going to eliminate and normalise this issue, but we want to make it clear to the front offices that when they are involved in creating value for clients and shareholders, they do get recognised and this is also reflected in the compensation accrual process. And last but not least, all my colleagues on the executive board, the vast majority or a big chunk of their objectives, financial objectives, is driven by the outcome of the bank results, and not just their divisional one. So the weighting is far superior there. So top down, and going down to group managing directors, everybody is aligned, first of all how to create better value for clients and shareholders as a group, and then of course they are accountable and responsible for what they do day-to-day. That’s the mechanism, but at the end of the day it’s also a cultural approach. Because you don’t want to be able to measure every single interaction with dollars. People have to work together and collaborate as a cultural principle, and not only because there is a short-term reward available to them.

Benjamin Goy
Okay, understood, thank you.

Stefan Stalmann, Autonomous Research
Yes, good morning, gentlemen. Thanks for taking my questions, I have two please. The first one on GWM and some of the changes that are taking place there. Could you maybe talk a little bit around the dissolution of IPS as a unit and how it is being replaced, and how that is actually making GWM a better business. And potentially related to this, the ambition to originate a lot more loans. Will we see these loans and the revenue and the risk provisions potentially related to these loans, and the capital consumption of these loans in the wealth management business, or will there be some sharing with the investment bank? Or is the investment bank just receiving basically a management fee on these loans? And what kind of risk density would you assume to see on these additional loans, given that they will be more structured and then tailor-made and possibly a bit more risky. Thank you very much.

Kirt Gardner
Thank you, Stefan. Just in terms of your first question, Iqbal and Tom have been working quite closely with the IB, and with Piero and Rob. What they’ve agreed is that whereas previously we had some duplication between our execution and our access platforms across IPS and with the IB, we’re now with the investment in technology that we’ve made we can look to actually consolidate that to have one platform that supports the IB’s execution capabilities, and also the GWM’s execution capability requirements, and also the IB is looking to leverage that platform to better serve the middle market where they think there’s a growth opportunity. And so that’s what you’ve seen as part of this. We’ve collapsed the platforms, so the IB will now fully serve GWM across all access and execution needs. In addition to that, we’ve taken the capital markets teams that used to sit in IPS and we’ve also integrated them into the IB. So the IB will deploy the capital markets team to provide them with support and advisory around those resources, as well as if you look at some of the other areas of advice, we’ve collapsed that into our CIO. So it’s really, it’s streamlining, it’s providing a much stronger IB, more sophisticated overall capability that we’ll deploy directly to our clients across segments. We think with that we both will have revenue as well as cost efficiency opportunities. Now in terms of your second question which was around – loans...

Sergio Ermotti
Around loans. Maybe I’ll take it on and then you can complement, Kirt. First of all, as I mentioned in my remarks, the growth of the loans is something that we flagged as a priority back in 2018, so that is not really new in respect of our desire to protect or increase NII, or in this environment I will say now protect NII, through expanding our loan portfolio. So very important, first of all, we will do that by leveraging the IB risk engines, and secondly, yes, while you know I don’t think that structured business is necessarily more risky, actually we will not really make a lot of compromises in respect of risk return profile. So the density should not be far off in the aggregate numbers, of course maybe a little bit going up, but if you take the current stock, and you add up 20 billion a year, 20 billion is not all going to be structured, so you are also going to also have Lombard and and mortgages, so I mean at the end of the day, don’t expect a meaningful increase of the risk density out of this exercise. I think that it’s just more natural and we see it how the transition mechanism of a slightly better investor sentiment makes to leverage.

I mean particularly in Asia, as soon as they become a little bit more constructive, they take on leverage. And so I think as a very, you know, all the changes that Kirt described together with the ambition really and the determination to capture this opportunity, will translate in a more diversified and growing NII. Or at least, neutralising the negative effects without compromising on our risk reward profile.

Kirt Gardner
But Stefan, just specifically a question around the balance sheet and full economics, all that will sit in GWM. So RWA, LRD, full P&L, including any CLE implications.

Stefan Stalmann
Great, thank you very much for that.

Kian Abouhoussein, JP Morgan
Yes, hi, thanks for taking my questions. First of all, on the targets and guidelines on the numbers, do you include Fondcenter in the numbers in both the cost income and ROE targets? That’s the first question. The second question is on US wealth management. Clearly, there are a lot of structural changes happening in the US from the players like Morgan Stanley growing faster, gaining market share, looks like either large players, and you can see that in the pre-tax, margin guidance, I am sure you are aware of, and on the electronic side as well as the money-centred banks which are consolidating and changing. I wanted to see where you stand, because you are kind of in the middle. And I am wondering strategically what does it mean for your business, not over the next year or two, but even longer term out. The fee structure of the US market seems to be changing. And secondly, I have a question regarding the ROE of 12%. You mentioned it is stress-tested for different macro scenarios. I wondered if you could tell me what is your 12% macro scenario. Is it stress-tested at the bottom of the ROE guidelines or guidance, in order to realise of what is assumed in this number? Thank you.

Sergio Ermotti
Thank you, Kian. I guess the second question really is complementary to the first one, or vice versa. So I guess, so first of all, of course we include the target of 12-15% is not a 2020 target. It’s a multi-year target. And the 12%, I reiterate, as you just pointed out, is the, I would call, the lower end of a stress scenario, which I will not discuss definitely in public. Okay, so that’s quite normal. I appreciate that you asked the question, but I am sure you appreciate that we don’t really go through that. But you can expect this to be not a rosy picture on what would happen in financial markets or the economy when you look at a 12%. Now of course because we say we are going to highlight any extraordinary item, but also during the three years in our reported numbers, Fondcenter will be part of this year’s results.

So you can extrapolate what it means for this year’s results. What I'd like to also underline is that the definition of what we believe is extraordinary versus the outcome of, you know, a process of where we invest over time and then we are able to realise value, is also something to be considered, because in order to grow and maintain Fondcenter over the years we have been incurring expenses that were going through the operating line of expenses, and now that we realise value while continuing to create value for shareholders and clients, you know, we will also need to look at what it means from a management standpoint of view to take actions to optimise our resource allocations. But in any case, to answer your question, 12-15% is reported and includes any of those items, and the 12% is not a target. 12% is what we believe is an outcome if we have certain more stressed market conditions. So, I would say and Kirt can sure step in with more data points, that if you look at our growth trajectory in terms of invested assets in the US, they are very similar to the best in the US you are indicating. So of course they have a better pre-tax profit margin and we know that to some extent we will are working on making sure – like we did in the last 7-8 years – where we were losing a couple of 100 millions in 2010/2011, not 7-8 years a little bit before, we were losing 150 million a year in our wealth management business in the US, we got similar questions, by now we are around 1.5 billion, we believe this business will drive higher returns going forward, because of higher mandate penetration, because we believe we have room to improve penetration of lending, we believe we have space to grow in the ultra space, and what I mentioned and Kirt reiterated the Broadridge technology capabilities that we are rolling out are going to offset some of the scale issues that some of our investors, some of our competitors, sorry, are enjoying.

Now, and last but not least, the quality of the earnings in the US, I cannot stop stressing the quality of the earnings in the US from a post-tax standpoint of view, are absolutely critical and add added value, through our US capabilities we will continue to leverage our franchise as a global, as the leading global player, and number two creating significant shareholder value over the years to come.

Kian Abouhoussein
Okay, thank you very much.

Andrew Lim, Societe Generale
Hi, good morning, thank you for taking my questions. I appreciate your comments for the past quarter, but if we look at the past few years for GWM, despite rising AUM and maybe a slight rise in revenues, pre-tax profit hasn’t really gone anywhere. So it’s difficult to see how you can reach your target for GWM pre-tax profit growth going forward. And just wondering, in my mind, what do you think are the main key pressure points for why you can’t seem to get that growth in pre-tax profit, whether it’s like the change in asset mix being the primary issue here, or net interest margin pressure, it seems to be an issue across all your regions, not just in the US. And you know, what seriously are you going to do about it going forward to try and get the same kind of momentum that we’ve seen in US peers such as Morgan Stanley and Bank of America? So that’s my first question.

And then my second question is a more technical in nature. I noticed that you’ve enjoyed a reduction in your RWAs in part related to investment banking equities, having a risk reduction. Can you give you a bit more colour as to what’s actually driven that? And is there potential to see that reverse in coming quarters? Thanks.

Kirt Gardner
Thank you, Andrew. So if you look at our wealth management business, first of all, if you look at the history in the last number of years, obviously the largest headwind that we had was regularising the business, the very significant effort that we went through to address just the cross-border compliance of our business. And that resulted in several billion of total top line that would have been very accretive to our bottom line dilution over that period of time. If you look at just the last couple of years, as we saw that overall program tapering, there was a combination. Actually, our US business has grown quite well, in fact it’s grown very consistently in line with US competitors. If you compare us to Bank of America or Morgan Stanley over the last couple of years. The international business has been a bit more challenged and I think that’s just in general because of the environment. The US market has performed better. Conversely, we’ve seen negative rates in Europe as well, as in Switzerland of course. And then on top of that, Asia Pacific has been very volatile and you’ve seen the drops overall in economic growth in China, and that we’ve seen deleveraging, and therefore that part of our business performed a bit less well. And I think that’s very consistent with what we’ve seen in the overall market environment. Now we still have great confidence in that business and in our GWM’s business ability to generate 10-15% growth that we’ve outlined, we’ve seen very good momentum in the first quarter already.

And we’ve highlighted all the actions and why we feel that confidence, and we can always emphasise that that’s for us that’s very much consistent with our strategy and what we expect to deliver over the next couple of years.

Now on the RWA question, there were two factors that led to the reduction. On the one was our AMA model, I highlighted this in my speech, we did our yearly update with FINMA, that was altogether a 3 billion reduction in op risk RWA. Now we also had a reduction overall in market risk, which I highlighted, and that’s really due to the very, very low volatility that we see. And our VAR is extremely low, in particular our stress VAR.

And I think that would come, we would see an increase in market risk, RWA in part, if we saw a rebound in volatility levels, but that would be accompanied of course with a very nice pick-up in revenue, and I would also highlight that we always have options to hedge that, so that increase doesn’t become overly pronounced.

Andrew Lim
Thanks, can I just follow up on the US side. I mean you’re saying that you’ve got comparable performance with your US peers, but you know if we look at their revenues, there is a distinct difference in the growth profile there. And also wondering on the cost side, whether there’s a big difference as well. I mean you changed the payment grid. I think you tried to make it much more Swiss-orientated rather than US-orientated. You try to pay your advisors more to bring in more AUM per advisor. And I’m not sure whether that really works. If you look at the cost base, it’s the same, AUM has gone up but your revenue has been under pressure, so actually your efficiency hasn’t improved despite rising AUM. And I appreciate there’s other factors involved. So I’m just wondering on what basis are you really seeing it’s similar?

Sergio Ermotti
So let me take that. The base on what we are saying we are growing our profitability and our asset base in line with others. So there seems to be a trend which includes net new money and asset growth that is in line with our peers. The cost base is a difference, it’s a combination of scale effects that some of those players have, with also what we mentioned before are still outstanding initiatives that we need to deliver on in the next years to come. So that one keeps us confident that the trajectory and also by the way the headwinds that we have on litigation in Puerto Rico, which you don’t see really coming up, the legal fees and the provisions that we had to take is something quite unique that we take on our US business, which I wouldn’t really compare it to others. So overtime we will reduce the cost advantage through Broadridge, as I mentioned before, some of it, and a broader penetration of mandates, the ultra client segment penetration, and the NII and the lending space. Frankly, Andrew, I don’t know where you are taking this line that we adopted a Swiss-based grid in the US. This is really, no. I never heard that argumentation. And I will ask my colleagues in investor relations to sit down with you and understand exactly what you are talking about, and explain you exactly how it works.

Andrew Lim
Sure, no, thanks a lot for your comments there. I was just alluding to the fact that maybe you changed your payment grid to try and pay your most productive advisors more, but hoping also to get more AUM per advisor, and veer more from a high net worth model. But appreciate your ...

Sergio Ermotti
Sorry, I think the issue, and then we move on, the creed was driven by our desire to incentivize basically people staying longer with us, and of course productivity, and is also more of a reflection that we believe, and actually if you look at our numbers, same store client advisor, net new money inflows and growth, is picking up as a function of this issue. So we are incentivizing people to stay longer with the firm and rather than having growth coming from recruiting. Which is very diluted to PBT, historically speaking.

And this is not an idiosyncratic situation of UBS, it’s an industry situation, and I saw and we saw our peers adapting to that model, which is a very US market-centric model fine-tuned to the fact that we are, if you look at our financial advisor base, we have the highest level of asset per financial advisor in the industry. We have the highest level of revenue per financial advisor. So there is of course a recognition that that part of our wealth management business, the US one, is converging more and more towards the rest of the world, and as the preeminent and more ultra franchise in the industry.

Andrew Lim
Thanks, and then sorry, just one last question, how do you square with the 9 billion net new money outflows in the Americas, is that just like a one-off, for one or two clients, as you’re saying that the underlying AUM per advisor is actually better than it was before?

Kirt Gardner
Yes, it was two large clients, mostly we had the highest same-store inflows actually at 6 billion, and they’ve been increasing steadily which is our objective. And it was very low-margin, the outflows, so it didn’t really impact our profitability.

Okay, we’ll move to the next question. One more question.

Amit Goel, Barclays
Hi, thank you. Yes, just two questions, maybe a little bit more follow up. Just firstly, coming back to the targets, trying to understand in terms of the 10-15% PBT growth expectation in GWM, and the 12-15% ROCET1, in terms of the kind of expectations, so I guess as some of the previous people alluded to, obviously PBT growth hasn’t been at the 10-15% level. If weren’t to get to the 10-15%, what kind of pressure does that put on the 12-15, or you know, is 10% baked into the 12% ROCET1, or is it just more flex than that?

And then secondly, just curious on the commentary that you’re not going to be giving the adjusted kind of results – obviously we’re calling out the items – are we to take from that that you know, I guess from your perspective, the kind of broader issue etc. is done, so now it really is a kind of business as usual in terms of how you run, organise the group and so, now all the analysis around restructuring is really kind of more of a mute point? Thank you.

Kirt Gardner
Yes, naturally, the overall growth in GWM is certainly integral to our achievement of the group targets, and the progression we see over the next three years. At the same time, though, as Sergio mentioned, we’ve stress-tested our targets overall, and you can imagine part of that stress test included what happens if GWM is not able to grow at is 10-15% level. And Sergio mentioned that under those stress scenario, we still feel comfortable achieving that 12%. So that 10-15% helps to push us into the upper end of those 12-15% ROCET1 target.

Now on the adjusted side, you might recall that a couple of years back we indicated that we would continue to adjust for our legacy cost program, and we actually had an accounting convention that allowed us to restructure, or where we restructured and adjusted for the cost to achieve that program that tapered off as we went through last year, and that’s been fully tapered down to zero. So last year was the final year where we had 200 million of restructuring related to that accounting. So going forward, since we’ve stopped that overall accounting convention, we’ll just have more normal restructuring that we incur in the business, and we’ll call that out as we indicated, like the 200 million I already highlighted, and we’ll cue off our quarter results and give you the transparency.

Amit Goel
Okay, thank you.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi_____________ ____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi____________ ____

Name:  Ella Campi

Title:    Executive Director

Date:  January 22, 2020